Filed by Merida Merger Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merida Merger Corp. I

(Commission File No. 001-39119)

Leafly and Merida Merger Corp. I Investor Call

CORPORATE PARTICIPANTS

Yoko Miyashita, Chief Executive Officer, Leafly

Peter Lee, President, Merida Merger Corp. I

Sam Martin, Chief Operating Officer, Leafly

Lilly Bindley, Blueshirt Group, Investor Relations for Leafly

Welcome to the Leafly Holdings, Inc. or, “Leafly” and Merida Merger Corp I, or “Merida”, investor conference call. Merida has filed an investor presentation with the SEC, which is also available at https://investor.leafly.com. Please review the disclaimers included in the investor presentation and refer to that as a guide for today’s call. The presentation may also be helpful to reference in conjunction with management’s commentary. Management will not be fielding any questions on today’s call. Statements we make during this call that are not statements of historical facts constitute forward-looking statements. Forward-looking statements include, but are not limited to, Leafly and Merida’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecasts, including those set forth in Merida’s Form 8-K filed today. For more information, please refer to the risks, uncertainties and other factors discussed in Merida’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks and uncertainties and other factors discussed in Merida’s SEC filings. Do not place undue reliance on forward-looking statements as Leafly and Merida are under no obligation and expressly disclaim any responsibility for updating, altering or otherwise revising any forward-looking statements, whether a result of new information, future Merida or otherwise, except as required by law. And with that, I'll turn the call over to Yoko Miyashita, CEO of Leafly.

Yoko Miyashita, CEO of Leafly

Delighted to join you here today. I’m Yoko Miyashita, CEO of Leafly. I joined Leafly in 2019 because I was passionate about Leafly’s mission to help people discover the benefits of cannabis.

We have an amazing business, a team to match and with additional financing, we are ready to capitalize on the massive opportunity ahead of us. I’m pleased to have Sam Martin, Chief Operating Officer of Leafly, and veteran of this organization and this industry join me here today. Sam has played a critical role in shaping what Leafly is today, since joining the Company in 2015. I’m also pleased to have Peter Lee, President of Merida Merger Corp join me for this presentation. Peter and I met almost 2 years ago and we quickly established a collaborative dialogue that has led us here today. With that, I’d like to hand it over to Peter.

Peter Lee, President of Merida Merger Corp. I

Thank you very much Yoko. My name is Peter Lee, and I am the President of Merida Merger Corp. I am incredibly excited to partner with Yoko and her team to bring Leafly to the public markets. By way of background, Merida Capital is one of the largest private equity firms investing solely in the legal cannabis industries. With over 55 portfolio companies, we manage over $500 million across four funds, co-investment vehicles, and this SPAC. Our investment philosophy focuses on several key principles, and we believe Leafly fits our investment criteria very well.

We believe that increasing professionalism and consolidation is a key tailwind for ancillary cannabis companies. Leafly’s marketplace is a critical consumer activation channel for both retailers and brands that will benefit from these tailwinds. We have seen the positive benefits of these trends, coupled with access to public market capital, drive success nationally for one of our earliest portfolio companies, GrowGeneration, a leading hydroponics retailer and consolidator.

Merida helps companies accelerate proven business models with our deep network of industry relationships. We believe Leafly will benefit with an ongoing dialogue and interaction with our ecosystem of portfolio companies and other cannabis industry participants.

Additionally, we believe asset light models will generate the most attractive risk adjusted returns, and Leafly’s high gross margins and low capital intensity fits this criterion well.

Merida focuses on essential service providers that can grow the economic opportunity for all participants and Leafly’s three-sided marketplace creates a flywheel that results in more consumers shopping that creates more value for brands and retailers.

Lastly and most importantly, we believe partnering with leading management teams is crucial in the ever-changing cannabis industry and we believe Leafly’s team has the right skillset and focus to execute its business plan, led by Yoko and her legal background.

Let me turn it back over to Yoko to introduce Leafly directly.

Yoko Miyashita, CEO of Leafly

Thank, you, Peter. I’d like to start with Leafly’s mission - which is to help people discover cannabis. Since our founding 11 years ago, we’ve been focused on helping people understand, find and now order cannabis from a licensed retailer near them. When we help consumers navigate their cannabis journey, we can expand the growth of the industry as a whole.

One of the main barriers to trying cannabis is that it’s complicated - Thousands of strains and dozens of form factors that can have different effects make the process of selecting cannabis challenging, if not intimidating.

Our marketplace answers consumers’ pertinent cannabis questions and helps them shop with licensed brands and retailers - this is the key to unlocking value in the $19B (and growing) legal cannabis industry. The cannabis opportunity is huge and Leafly has a unique approach to access that market, with a trusted consumer brand. We sit in a unique place within the cannabis ecosystem - we help consumers understand cannabis then connect them with licensed retailers and brands on our marketplace.

Our marketplace is built on the foundation of our unmatched content library comprising the leading strains database, over 1.3MM structured reviews, and over 11K news and information stories on the latest developments in cannabis. Our content allows us to develop demand before markets legalize. And our content guides 10MM monthly active users through their cannabis discovery process, helping to match consumers to products available from 4600 licensed retailers and almost 8k brands on our ordering platform. In 2020, platform orders totaled $420MM of GMV - driven by tailwinds of COVID. In post-COVID, we set a higher baseline for shopping activity on the platform - the signal from consumers is clear - they want to shop for online cannabis.

Like other tech marketplaces, Leafly is asset-light and we have a proven, scaling business model that we’re poised to deploy against the massive market growth ahead of us.

Leafly presents a compliant, attractive entry point for investors at an inflection point in the industry - there are few non-plant touching cannabis companies that have achieved the revenue scale and market penetration that Leafly has. So why is now the time to invest in Leafly? Legalization is accelerating in key markets – and markets matters, because Cannabis is a local market business - similar to Zillow, Grubhub, or Airbnb. There are incredible growth acceleration events ahead of us with New Jersey, New York and East Coast adult-use markets set to open starting in the Fall. We expect, this will accelerate our revenue growth. These are the largest projected adult use markets to come online since adult use opened in California. We have a head start in those markets, seeded by our content and brand, which is why we’re investing now, to move aggressively to enable us to take advantage of those markets.

We have a history of showing consistent revenue growth; and with legalization tailwinds, we are at the beginning of our journey to accelerate revenue growth. In 2020 we generated $36M in revenue, and we expect that to grow to $150M by 2024. Our Subscription + advertising model allows us to scale and monetize that activity TODAY. We are not dependent on legalization events to capitalize on cannabis activity. The Demand side of the platform is already on Leafly - We’ve already captured the attention of the consumer with 10MM MAUs and over 220MM sessions on our platform annually. The business model works today and investment in platform is expected to help us accelerate revenue growth.

With limited resourcing, we’ve built 55% of supply penetration primarily through inbound leads; we’re investing to go after the remaining 45% as well as all new suppliers coming online in newly legalized markets. We’ve shown success turning an increasing number of retailers on to our ordering platform. The ability to bring more retailers onto our platform, and ensuring those retailers are order enabled supports greater shopping activity on the platform, resulting in higher GMV for suppliers. Competitive local market dynamics set the stage for performance-based pricing - suppliers will compete for Leafly shoppers and the orders we drive, and those competitive dynamics create the opportunity to increase ARPA from our suppliers.

I want to talk a bit about how Leafly generates and scales revenue. Like other marketplaces, we connect consumers and suppliers, monetizing the supplier side of the platform via subscription and advertising services. The foundation of the model is recurring retailer subscriptions and advertising which comprises 80% of total revenue today. We offer 2 tiers of subscriptions today - standard and pro - both include menu management and online ordering, which is important to increase menu inventory shoppable for consumers. The primary difference between these two subscription tiers is the ability to participate in marketplace activations and advertising, which is only available to pro subscribers. hose are performance ad units - for example on our map finder, across premium placements 1-5, we know that PP1 generates more orders than the remaining units.

In our competitive local markets, those marketplace ad units can generate up to tens of thousands/month, as retailers compete to acquire new shoppers and orders on the platform.

They compete because they know Leafly shoppers are high-intent, high-value shoppers.

This dynamic pricing model empowers retailers to make choices about spend based on desired volume of transactions.

On the brand side of our business, which comprises 20% of total revenue, we offer high-performing digital advertising products, including email campaigns and custom activations, many of which sell-out months in advance.

In H2 of this year, we launched version two of our brands subscription offering. We’re excited about this product, because it scales like retail offering with a base subscription that offers competitive insights, and a future opportunity for “pay to play” performance and merchandising opportunity, native to the consumer experience. We’re also very excited about this offering, because the brand TAM is significantly larger than retailer TAM.

We built this revenue model with a longstanding commitment to compliance. For consumers, we ensure that our THC brands and retailers are properly licensed. This is necessary to ensure consumers aren’t accidentally participating in the illicit market.

For brands and retailers, our insistence on compliance levels the playing field. Operating a licensed business is labor and cost-intensive. Licensed operators face competition against the illicit market in the real world, but that’s not a battle they have to fight on Leafly. This focus on compliance is what’s built the trust and faith that customers, retailers and brands place in Leafly.

This trust across all of our constituents is at the core of our marketplace. Each new participant, whether shoppers, retailers or brands contribute content, inventory, activity, sales and feedback, which accelerates our flywheel. In turn, we meet the needs of each of those constituents with our features and services.

I’m now going to hand it over to Sam to take you through how this flywheel scales at the local market level.

Sam Martin, Chief Operating Officer of Leafly

Thanks, Yoko. Hi everyone -- I’m Sam Martin, Chief Operating Officer at Leafly. Yoko mentioned at the top that cannabis is an inherently local industry -- brands can’t cross state lines, and states across the U.S. have progressed at their own timelines across the last ten years. I want to spend a few moments talking through how we have built a playbook to win these local markets.

All cannabis markets pass through four stages: pre-legalization; legalization, law implementation; and market maturity. And as these markets develop, Leafly’s audience, and value as a platform, grows with it. Let me walk you through Leafly’s local market growth step by step.

In Stage 1, pre-legalization, consumers are researching strains on Leafly and reading our award-winning cannabis coverage. Consumers find us through organic search, where we consistently outrank the competition on key cannabis search terms.

When legalization arrives, we guide consumers through new laws and regulations to help prime them for shopping in their new local market. In a recent survey of our visitors, 37% of our audience visiting our best-in-class strain database noted an intent to purchase. This is our audience growing even prior to legalization being implemented in a region.

As regulations are finalized and licenses get issued, Leafly’s existing audience draws new licensees onto the platform at a rapid pace. While supply and demand imbalances may exist at market launch, we work hard to price fairly and provide competition on our platform from day one, recognizing that supply chains will even-out as states issue more licenses and stores and brands become even more eager to engage with our growing number of consumers.

Once markets reach that tipping point of sufficient supply to match the consumer demand -- the Leafly platform continues to drive value between these constituents, letting consumers find what they want, and suppliers acquire more customers. We can then continue to drive monetization of this activity through our scaling business model and re-create this flywheel market by market.

We are so excited to take this proven and unique platform and playbook to the next frontier of cannabis expansion: the East Coast. The Eastern Seaboard will light up for legal cannabis consumption starting this fall, when New Jersey adult-use cannabis comes online. NY, CT and VA adult-use will be fast on its heels in 2022.

The great news for us is that we are already driving massive consumer demand in these markets today. From a traffic and brand perspective: Leafly has high brand awareness on the East Coast in markets like New York, where we beat out our nearest competitor almost 2-1 in searches for the top 500 cannabis-related keywords. This is driven by Leafly’s differentiated product, combining structured content with UGC, along with its trusted reputation with consumers. Similarly, our value propositions around audience and customer acquisition have already drawn significant supply side penetration in these medical markets.

This is the next holy grail for cannabis legalization and we have a significant head start, which we’ll double down on with investments in our product roadmap, consumer marketing and sales team.

I’d now like to give you an overview of the KPI’s that drive our business.

We have expanded our business from an information-first platform that drove transparency and trust across the cannabis industry, to one that includes a thriving online marketplace that drives ROI for our supply partners.

Over that time, our KPIs have evolved, and today, there are five numbers that drive our business. The number of active, paying retailers on Leafly, the proportion of those retailers that are order-enabled, the number of shoppers we can match with those order-enabled retailers, the number of purchases per shopper per period, the value of each one of those purchases.

As a direct output of the constituencies and activity Leafly draws to its marketplace, we expect revenue growth trajectory to increase, with a ‘21-’24 CAGR of approximately 52%. We do not expect any meaningful change in our business model fundamentals and therefore expect a consistent gross margin that will scale inline with the growth of our platform.

Total revenue is expected to increase over 50% from 2021 to 2022, growing from $43M to $65M. $8.5M of incremental revenue is expected to be driven by the increased monetization of existing retail accounts. $9.5M of incremental revenue is expected to be driven by the monetization of newly-added retail accounts. $4.3M is expected to be driven by incremental brands revenue.

I would like to invite you to view our investor presentation, also available on our investor relations website, where we provide a more detailed overview of the key metrics driving our business and discuss historical and projected financial performance. And now, let me hand it back over to Yoko.

Yoko Miyashita, CEO of Leafly

Let me take you through how we make the ambition we have for Leafly a reality - We could not be more excited about the opportunities ahead for us to deepen engagement and activity on our marketplace.

Through H2 2021 and 2022 we’ll remain focused on increasing the differentiation of our personalization tools as we leverage our data, IP and content to improve the consumer discovery journey. We are striving to make our shopping experience as sticky as possible. To that end, we know that our shoppers love deals, so the ability to offer a flexible and varied deals engine for retailers, we believe, will help drive increased shopper engagement.

For both sides of supply, we’re building better advertising and platform activation tools that improve the ability to compete for performance ad units on our platform.

Finally, enhanced ROI dashboards will help retailers and brands better optimize their presence, but also set the stage for balanced conversations about fair pricing between us and our customers.

We are just getting started. We’ve discussed a number of growth vectors, but let me highlight three for you. There is a long-tail of retailers and brands in this industry and they need more services and tools to build their businesses. These needs open up additional opportunities for us to pursue, as a trusted partner to suppliers today. We also sit on one of the most valuable vault of IP and data and we’re already in process of exploring opportunities for monetization through licensing. Finally, international expansion is on the horizon. When the US legalizes federally, the rest of the world will follow and we know there’s interest because as with all other prohibition states, the consumers are already here. I’d like to hand it hand over to Peter now, who will take you through a summary of the proposed transaction.

Peter Lee, President of Merida Merger Corp. I

Thank you, Yoko. Let me summarize the proposed transaction. $385MM equity value is attributable to Leafly with 100% equity rollover from Leafly’s existing shareholders. There is an additional earn-out of up to 6MM of shares across 2 tranches that only vest if Leafly achieves its 2022 and 2023 revenue targets or the stock price exceeds $13.50 and $15.50, respectively. As sponsors, we have agreed to defer 50% of our promote shares into the same stock price triggers. We believe that the transaction has a high probability of closing because we need just over $15MM out of our $130MM SPAC trust account to hit the low end of our targeted cash proceeds, after accounting for capital that has already committed to support the transaction. On an enterprise value to revenue multiple, Leafly is valued at less than 6x 2022 revenue and we believe this represents an attractive discount to comparables. With that, I will turn it back to Yoko.

Yoko Miyashita, CEO of Leafly

Thank you so much, Peter. In closing, let me summarize. Potential of this market is incredible. Leafly is well positioned to win (we have the content, the brand, and with the marketplace, a business model to grow without dependency on legalization events. We’ve made difficult, but the right decisions, on scaling and growing this organization, and have positioned Leafly to capitalize on the biggest markets set to open. Through our partnership with Merida, have found investors with a track record in cannabis thoroughly understand our business model and opportunity ahead. We are raising capital to drive the next stage of Leafly, and together with the team and strategy we have today, we are ready to grow this market.

Thank you for joining us today,

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Disclaimer

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Merida and Leafly, Merida will file with the SEC the Registration Statement. Merida plans to mail the definitive proxy statement/prospectus/consent solicitation statement to its stockholders in connection with the transactions (“Transactions”) contemplated by the Agreement and Plan of Merger, dated as of August 9, 2021, by and among Merida, Leafly, Merida Merger Sub, Inc., and Merida Merger Sub II, LLC. INVESTORS AND SECURITYHOLDERS OF MERIDA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LEAFLY, MERIDA, THE TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Registration Statement (when available) and other documents filed with the SEC by Merida through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Merida, Leafly, and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies in connection with the Transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Merida in connection with the Transactions, including a description of their respective direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement described above when it is filed with the SEC. Additional information regarding Merida’s directors and executive officers can also be found in Merida’s final prospectus dated November 4, 2019 and filed with the SEC on November 5, 2019. These documents are available free of charge as described above.